[UPR LOGO]

Jack L. Messman
Chairman & CEO

October 10, 1997

Mr. James L. Pate
Chairman and Chief Executive Officer
Pennzoil Company
PO Box 2967
Houston, Texas 77252-2967

Dear Jim,

As recently as September 4, in a national newspaper advertisement, Pennzoil said its Karabakh prospect in the Caspian Sea could contain more than one billion barrels of crude oil.

In light of Karabakh's significance and the press release Pennzoil issued today on preliminary drilling results at Karabahk, it is incumbent upon you to promptly provide definitive information on current and future results so that Pennzoil shareholders, the investment community and UPR can assess the significance of these developments.


Sincerely,

/s/ Jack


Jack L. Messman

cc: Pennzoil Board of Directors